EXHIBIT 21.1
SUBSIDIARIES OF AMERICAN CASINO & ENTERTAINMENT PROPERTIES LLC
Set forth below is a list of subsidiaries of American Casino & Entertainment Properties LLC. Each of the listed subsidiaries is directly or indirectly wholly-owned by American Casino & Entertainment Properties LLC. All other subsidiaries, in the aggregate, are not significant.

Name	State of Incorporation
American Casino & Entertainment Properties Finance Corp.	Delaware
Stratosphere Corporation	Delaware
Stratosphere Gaming Corp.	Nevada
Arizona Charlie’s, LLC	Nevada
Fresca, LLC	Nevada
Charlie’s Holding LLC	Delaware
Stratosphere Land Corporation	Nevada
Stratosphere Leasing, LLC	Delaware
AREP Laughlin Corporation	Delaware